 N E W S R E L E A S E

TALISMAN ENERGY APPOINTS JOHN MANZONI AS PRESIDENT AND CEO
Experienced and respected international energy executive to succeed retiring Jim Buckee

CALGARY, ALBERTA, May 30, 2007 - Talisman Energy Inc.’s Board of Directors today announced the appointment of John Manzoni as the Company’s next President and Chief Executive Officer. John Manzoni will succeed Dr. Jim Buckee who has indicated his intention to retire. The appointment will take effect on September 1, 2007.

John Manzoni is a highly experienced, well-rounded and respected international oil and gas executive. During the past 24 years, he played an important role in helping BP p.l.c. grow to become one of the world’s largest energy companies. He held increasingly senior strategic and operational leadership positions in a number of businesses at the global, regional and local levels. Since 2002, he has served as Chief Executive, Refining and Marketing (BP Group).

Doug Baldwin, Chairman of Talisman’s Board of Directors said, “We’re delighted to secure someone of John’s stature as our next President and Chief Executive Officer. His appointment is the result of a thorough and professional global search conducted with the assistance of Egon Zehnder International, a leading executive search firm. The depth and breadth of John’s international strategic and operational experience, his proven focus on generating results and his leadership skills made him the Board’s unanimous choice to lead the Company through the next stage of its development. His mandate will be to build upon the strength of our underlying assets, maximize the pursuit of our business strategies and generate additional growth and value.”

Doug Baldwin noted Jim Buckee’s contribution to the growth and success of the Company. “During his 16 years as President and subsequently as CEO, Jim led the transformation of Talisman from a BP subsidiary into a leading independent and international energy company. Under his direction, the Company has developed an international business strategy that distinguishes it from its competitors, established operations or interests in more than a dozen countries and recorded a ten fold increase in Talisman’s production and share price. He has made a unique and lasting contribution for which we are extremely grateful and we wish him well.”

Jim Buckee said, “I have been 14 years as CEO of Talisman. That is a long time for me and for the Company. Talisman and its prospects are in excellent shape and, after two years of “transition”, we are looking forward to years of continuing growth. Talisman has a strong core business and a proven strategy.

“I’ve known and worked with John in a number of roles in the past and I’m convinced the Board has made an excellent choice of a person to lead a very strong Talisman team. He is the right person for an evolving company in an evolving marketplace. He will bring different perspectives, experiences and ideas to the table. I’m confident he will lead Talisman to continued growth and success.”

John Manzoni said, “I am delighted to join Talisman, a company I’ve known and respected for many years. It has compiled a record of achievement, a unique international focus and a valuable portfolio of business opportunities. I join in saluting the accomplishments of Jim Buckee, I look forward to working with my new colleagues and I hope to make a positive contribution in the coming years.”

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

22-07

John Manzoni

Incoming President and CEO
Talisman Energy Inc.

Professional experience (and company within BP p.l.c.)

1983-2007	BP p.l.c.

2002 - 2007:    Chief Executive, Refining & Marketing (BP Group)
2001 - 2002:    Chief Executive & Executive Vice President, Gas & Power (BP Gas & Power)
2000 - 2001:    Regional President, Eastern United States (BP Group)
1999 - 2000:    Group Vice President, Downstream European Markets (BP Amoco Downstream)
1997 - 1999:    Development Director (BP Oil Refining and marketing)
1996 - 1997:    Manager, Group Planning (BP Group)
1994 - 1996:    Vice President, Prudhoe Bay (BP Exploration Alaska)
1993 - 1994:    Stanford Sloan Program Stanford University
1991 - 1993:    Manager, Investor Relations (BP Group)
1989 - 1991:    Executive Assistant to the Chief Executive Officer (BP Exploration)
1989 - 1989:    Offshore Production Engineer (BP Exploration Norway)
1985 - 1988:    Petroleum Engineer (BP Exploration)
1984 - 1985:    Reservoir Engineer (BP Exploration)
1983 - 1984:    Petroleum Engineer (BP Exploration)

Education

1994:  Master of Science in Management (Sloan Fellow), Stanford University
1983:  Master of Science (MSC) degree (Petroleum Engineering), Imperial College, London
1982:  Bachelor of Science (BSC) degree (Civil Engineering), Imperial College, London

Personal

•	Born 1960, Rugby, England
•	Married with two children